UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LAKES ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
51206P109
(CUSIP Number)
Alex R. Lieblong
Key Colony Management, LLC
10825 Financial Centre Parkway, Suite 100,
Little Rock, AR 72211

with a copy to:
W. Scott Wallace
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
(214) 651-5587
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	51206P109

1.	NAMES OF REPORTING PERSONS Key Colony Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		1,231,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,231,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,231,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	51206P109

1.	NAMES OF REPORTING PERSONS Key Colony Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7.	SOLE VOTING POWER

NUMBER OF		1,231,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,231,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,231,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	51206P109

1.	NAMES OF REPORTING PERSONS Alex R. Lieblong

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		1,231,000

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,231,000

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,231,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.7%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 4 to Schedule 13D (this “Amendment No. 3”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on December 17, 2007, as amended by Amendment No. 1 thereto filed on January 15, 2008, Amendment No. 2 thereto filed on April 29, 2008 and Amendment No. 3 thereto filed on March 31, 2010 (as amended, the “Schedule 13D”). This Amendment No. 4 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is amended and restated in its entirety as follows:
     (a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons collectively own an aggregate of 1,231,000 shares of Common Stock, which represents 4.7% of the 26,369,377 shares of Common Stock outstanding as of August 9, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2010.
     Item 5(c) is amended and restated in its entirety as follows:
     (c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions effected by Key Colony Fund:

	Shares	Shares	Price Per		Description
Transaction Date	Acquired	Disposed	Share[1]	Commission	of Transaction
July 1, 2010	0	7,300	1.5544	0.20	Open market sale
July 2, 2010	0	7,000	1.4300	0.17	Open market sale
July 7, 2010	0	15,000	1.2958	0.33	Open market sale
July 8, 2010	0	14,489	1.3071	0.33	Open market sale
July 9, 2010	0	14,500	1.3119	0.33	Open market sale
July 12, 2010	0	12,000	1.3568	0.28	Open market sale
July 13, 2010	0	6,000	1.5294	0.16	Open market sale
July 14, 2010	0	8,500	2.5793	0.38	Open market sale
July 15, 2010	0	21,417	2.2287	0.81	Open market sale
July 16, 2010	0	6,000	2.1093	0.22	Open market sale
July 19, 2010	0	3,000	2.1472	0.11	Open market sale
July 20, 2010	0	2,300	2.1533	0.09	Open market sale
July 21, 2010	0	3,582	2.1941	0.14	Open market sale
July 22, 2010	0	1,000	2.2201	0.04	Open market sale
July 23, 2010	0	7,000	2.3372	0.28	Open market sale
July 26, 2010	0	5,900	2.5410	0.26	Open market sale

			Price
Transaction	Shares	Shares	Per		Description
Date	Acquired	Disposed	Share[1]	Commission	of Transaction
July 27, 2010	0	4,000	2.4536	0.17	Open market sale
July 28, 2010	0	6,500	2.3052	0.26	Open market sale
July 29, 2010	0	13,000	2.5229	0.56	Open market sale
July 30, 2010	0	2,000	2.4060	0.09	Open market sale
August 2, 2010	0	2,000	2.4350	0.09	Open market sale
August 3, 2010	0	1,000	2.4300	0.05	Open market sale
August 4, 2010	0	1,540	2.3665	0.07	Open market sale
August 5, 2010	0	1,000	2.2835	0.04	Open market sale
August 6, 2010	0	1,000	2.3262	0.04	Open market sale
August 9, 2010	0	6,000	2.1958	0.23	Open market sale
August 10, 2010	0	5,000	2.0626	0.18	Open market sale
August 11, 2010	0	6,000	2.0101	0.21	Open market sale
August 20, 2010	0	4,300	2.0079	0.15	Open market sale
August 23, 2010	0	1,000	2.0610	0.04	Open market sale
August 24, 2010	0	3,760	1.8938	0.13	Open market sale
August 25, 2010	0	1,000	1.8900	0.04	Open market sale
August 26, 2010	0	1,500	1.8600	0.05	Open market sale
August 27, 2010	0	1,000	1.9201	0.04	Open market sale
August 30, 2010	0	1,000	1.8920	0.04	Open market sale

[1]	Price per share excludes commissions
     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on July 19, 2010.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed March 31, 2010 by the reporting person with the Commission)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2010	KEY COLONY FUND, L.P.
	By:	Key Colony Management, LLC
Title: General Partner

	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

KEY COLONY MANAGEMENT, LLC
	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong
		Title:	Managing Member

ALEX R. LIEBLONG
	By:	/s/ Alex R. Lieblong
		Name:	Alex R. Lieblong

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed March 31, 2010 by the reporting person with the Commission)